Filed pursuant to Rule 424(b)(5)
Registration No. 333-185760

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 11, 2013)

10,169,492 Shares of Common Stock
___________________________________

We are offering 10,169,492 shares of our common stock, par value $0.000666 per share, pursuant to this prospectus supplement and the accompanying prospectus.
Our common stock is listed on the NYSE MKT under the symbol “LODE.” The last reported sale price of our common stock on the NYSE MKT on October 16, 2015, was $0.60 per share. The aggregate market value of our outstanding voting common stock held by non-affiliates, based upon a closing sale price of our common stock on October 16, 2015 was $63,564,477. During the 12 calendar month period that ends on, and includes, the date of this prospectus supplement, we have not offered any securities pursuant to General Instruction I.B.6. of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on this registration statement in a public primary offering with a value exceeding more than one-third of the aggregate market value of the voting and non-voting common equity in any 12 month period so long as our public float remains below $75 million.
Investing in our common stock involves significant risk. Please read carefully the section entitled “Risk Factors” beginning on page S-10 of this prospectus supplement.
Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We have retained International Assets Advisory, LLC (the “Placement Agent”) to act as placement agents on a best efforts basis in connection with this offering. We have agreed to pay the placement agent fees set forth in the table below to the Placement Agent (which assumes that we sell all of the shares we are offering) and reimburse certain expenses of the Placement Agent. The placement agent is not purchasing or selling any of the shares we are offering, and it is not required to arrange the purchase or sale of any specific number of shares or dollar amount. See “Plan of Distribution” beginning on page S-20 of this prospectus supplement for more information regarding these arrangements.

	Public Offering Price	Underwriting discounts and commissions (1)	Proceeds to Us, Before Expenses
Per Share	$0.59	$0.0059	$0.5841
Total	$6,000,000	$60,000	$5,940,000

(1)	We have agreed to reimburse the Placement Agent for certain of its expenses with this offering. See “Plan of Distribution” for a description of the compensation to be received by the Placement Agent.

We expect to deliver our common stock against payment on or about October 20, 2015.
Book-Running Manager
International Assets Advisory, LLC
The date of this prospectus supplement is October 19, 2015.

TABLE OF CONTENTS

Prospectus Supplement

Page
About This Prospectus Supplement	S-iii
Where You Can Find More Information	S-iii
Incorporation of Certain Documents by Reference	S-iii
Forward-Looking Statements	S-iv
Prospectus Supplement Summary	S-1
Risk Factors	S-10
Use of Proceeds	S-13
Dilution	S-13
Capitalization	S-14
Price Range of Common Stock	S-15
Description of Common Stock	S-15
Certain Material U.S. Federal Income Tax Considerations to Non-U.S. Holders	S-16
Plan of Distribution	S-19
Legal Matters	S-20
Experts	S-20

Prospectus dated January 11, 2013

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectuses and the documents incorporated by reference into this prospectus supplement and the accompanying prospectuses. The second part consists of a prospectus dated January 11, 2013, included in the registration statement on Form S-3 (No. 333-185760), all of which provide more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. This prospectus supplement contains information about the securities offered in this offering and may add, update or change information in the accompanying prospectuses. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectuses or any document incorporated by reference in this prospectus supplement or the accompanying prospectuses, on the other hand, you should rely on the information in this prospectus supplement. We may also authorize one or more “free writing prospectuses” (i.e., written communications concerning the offering that are not part of this prospectus supplement) that may contain certain material information relating to this offering. Before you invest in the common stock offered under this prospectus supplement, you should carefully read both this prospectus supplement and the accompanying prospectuses together with additional information under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
You should only rely on the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectuses or any free writing prospectus that we may provide. We have not authorized anyone to provide you with different information. If anyone provides you with different or additional information, you should not rely on it. You should not assume that the information contained in this prospectus supplement, the accompanying prospectuses, any free writing prospectus that we may provide or any document incorporated by reference is accurate as of any date other than the date mentioned on the cover page of these documents. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.
References in this prospectus supplement and the accompanying prospectus to the terms “we,” “us,” “our” “Comstock” or “the Company” or other similar terms mean Comstock Mining Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the informational reporting requirements of the Securities Exchange Act of 1934. We file reports, proxy statements and other information with the Commission. Our Commission filings are available over the Internet at the Commission’s website at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room.
We make available, free of charge, on our website at http://www.comstockmining.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports and statements as soon as reasonably practicable after they are filed with the Commission. The contents of our website are not part of this prospectus supplement or the accompanying prospectus, and the reference to our website does not constitute incorporation by reference into this prospectus supplement or the accompanying prospectus of the information contained at that site, other than documents we file with the Commission that are incorporated by reference into this prospectus supplement and the accompanying prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

S-ii

The Commission allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Commission will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus shall be deemed to be modified or superseded to the extent that a statement contained in or omitted from this prospectus supplement or the accompanying prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.
We incorporate by reference the documents listed below and any future documents that we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement:
(a) Our annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on January 29, 2015 (the “2014 Form 10-K”);

(b) Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2015, filed with the Commission on April 16, 2015 (the “First Quarter 10-Q”);

(c) Our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed with the Commission on July 21, 2015 (the “Second Quarter 10-Q”);

(d) Our current reports on Form 8-K filed with the Commission on February 5, 2015, March 6, 2015, May 8, 2015, July 13, 2015, July 29, 2015, August 27, 2015 and September 29, 2015; and

(e) The description of our common stock contained in our Form 8-A (File No. 001-35200), filed with the Commission under Section 12 of the Exchange Act on June 8, 2011 (the “Form 8-A”).

We will not, however, incorporate by reference in this prospectus supplement or the accompanying prospectus any documents or portions thereof that are not deemed “filed” with the Commission, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.
We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost if you submit a request to us by writing or telephoning us at the following address and telephone number:
Comstock Mining Inc.
P.O. Box 1118
Virginia City, Nevada 89440
Attention: Investor Relations
Telephone: (775) 847-0545

FORWARD-LOOKING STATEMENTS
The information appearing under “Statement Regarding Forward Looking Statements” or “Forward Looking Statements,” as the case may be, in the 2014 Form 10-K, the First Quarter 10-Q and the Second Quarter 10-Q are hereby incorporated by reference.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectuses. This summary may not contain all of the information that you should consider before investing in our common stock. We urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the section entitled “Risk Factors” and the financial statements and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.
Overview

The Company is a producing, Nevada-based, gold and silver mining company with extensive, contiguous property in the historic Comstock and Silver City mining districts (collectively, the “Comstock District”) and is an emerging leader in sustainable, responsible mining, including concurrent and accelerated reclamations, soil sampling, voluntary air monitoring, cultural asset protection and historical restorations. The Company began acquiring properties in the Comstock District in 2003. Since then, the Company has consolidated a significant portion of the Comstock District, rezoned its properties consistent with mining uses, built an infrastructure, and brought an exploration project into production. The Company continues acquiring additional properties in the district, expanding its footprint and creating opportunities for further exploration, development and mining. The near term goal of our business plan is to deliver stockholder value by validating qualified reserves (proven and probable) from our first two resource areas, Lucerne and Dayton, and significantly grow the commercial development of our operations through extended, long-lived mine plans that are economically feasible and socially responsible.

The Comstock District is located within the western portion of the Basin and Range Province of Nevada, between Reno and Carson City. Because of the Comstock District’s historical significance, the geology is well known and has been extensively studied by the Company, our advisors and many independent researchers. We have expanded our understanding of the geology of the project area through vigorous surface mapping, geophysical analysis, exploration drilling, drill hole logging and extensive mine development and planning, including geological level plans and cross-sectional analysis. The volume of geologic data is immense, and thus far the reliability has been excellent, particularly in the various Lucerne Mine areas. We have amassed a large library of historic data and detailed surface mapping of Comstock District properties and continue to obtain historic information from private and public sources. We use such data in conjunction with information obtained from our current mining operations, to target geologically prospective exploration areas and plan exploratory programs, including expanded surface and underground drilling.

Our Lucerne Resource area is located in Storey County, Nevada, approximately three miles south of Virginia City and 30 miles southeast of Reno. Our Dayton Resource area is located in Lyon County, Nevada, approximately six miles south of Virginia City. Access to the properties is by State Route 342, a paved route.

The near term goal of our business plan is to deliver stockholder value by validating qualified reserves (proven and probable) from our first two resource areas, Lucerne and Dayton, and significantly grow the commercial development of our operations through extended, long-lived mine plans that are economically feasible and socially responsible. The Company achieved initial production and held its first pour of gold and silver on September 29, 2012. The Company produced approximately 20,815 and 22,925 gold equivalent ounces in 2013 and 2014, respectively. That is, the Company produced 17,739 ounces of gold and 186,482 ounces of silver in 2013, and 19,601 ounces of gold and 222,416 ounces of silver in 2014. During the first six months of 2015, the Company poured 9,270 ounces of gold and 116,594 ounces of silver. The Company reduced its strip ratio from a 2014 average of 4.83 to less than 1.0. Grade remained strong at over .030 ounces of gold per ton and .600 ounces of silver per ton or higher, continuing the grade improvement trend started in 2014. The recovery rate for gold has sustained at 81%.

We continue expanding our property footprint and creating opportunities for exploration and mining. The Company now owns or controls approximately 8,504 acres of mining claims and parcels in the Comstock and Silver City Districts. The acreage is comprised of approximately 2,245 acres of patented claims (private lands) and surface parcels (private lands) and approximately 6,259 acres of unpatented mining claims, which the Bureau of Land Management (“BLM”) administers.

Production

During 2014, the Company completed its second full year of production and transitioned from the Billie the Kid and Hartford patented claims in the Lucerne West-side Mine to the higher-grade Justice and Lucerne patents, also in the Lucerne West-side Mine. The Company completed the planned mining for the Billie the Kid, Hartford and Justice patents during 2014, while continuing to mine the Lucerne patent through 2014 and 2015. During the second and third quarters of 2015, the Company further expanded its activities to include a more significant amount of extraction from the historic mine dumps adjacent to and underneath the existing portion of SR-342, into the daily production schedule. Substantially all of the operations for the second half of 2015 are focused on surface activity, including extraction of approximately 150,000 tons of mineralized material contained in those remaining mine dumps during the third quarter and approximately 100,000 tons of mineralized material contained in those remaining mine dumps during the fourth quarter, while also completing the realignment of SR-342, establishing a drift into the higher-grade PQ and Woodville targets and developing those targets towards the establishment of reserves for potential future mining.

Recent Developments

As announced on August 27, 2015, the Company successfully completed a restructuring of certain components of its capital structure, primarily associated with all series of its issued and outstanding Convertible Preferred Stock and certain obligations associated with the Northern Comstock joint venture associated with some its most important land holdings. The Company successfully converted all of its preferred stock to common stock, eliminating the preferred stock, eliminating the special rights of the preferred stock holders, including extra voting rights, and eliminating future dividends associated with those instruments. The Company also materially reduced future capital and royalty obligations associated with some of its highest prospective mineralized land claims contained in the Northern Comstock joint venture.

The Company received written authorization from a majority of the holders of the Company’s then outstanding 7 1/2% Series A-1 Convertible Preferred Stock (“Series A-1”), 7 1/2% Series A-2 Convertible Preferred Stock (“Series A-2”) and 7 1/2% Series B Convertible Preferred Stock (“Series B,” and together with the Series A-1 and Series A-2, the “Preferred”) to amend the certificates of designation of rights, preferences, rights and limitations of the Preferred (the “Charters”) that resulted in the automatic conversion of the Preferred into shares of the Company’s common stock. In addition, as a result of the approval of the amendments to the Charters, the Company declared and paid a one-time dividend of 127 shares of common stock per share of Preferred to each holder of the Preferred.

In addition, on August 27, 2015, the Company announced that it entered into the first amendment of its operating agreement (the "First Amendment") with the other members of its Northern Comstock LLC joint venture. The First Amendment permanently reduced capital contribution obligations of the Company from $31.05 million down to $9.75 million (now payable at $812,500 per year for twelve years) and permitted such capital contributions, to be made in the form of cash, or in certain circumstances at the Company’s option, with the Company’s common stock. The First Amendment also provides for a one-time acceleration of $1,625,000 of the capital contributions payable when the cash and cash equivalents of the Company exceed $12,500,000 and an addition provision for accelerating scheduled payments, but not ever increasing the overall payments, based on a percentage (that is, 3%)

of active production revenue generated by the properties subject to the Northern Comstock LLC joint venture. On September 28, 2015, the Company entered into the second amendment of its operating agreement (the "Second Amendment") with the other members of its Northern Comstock LLC joint venture. Pursuant to the Second Amendment, the Company's annual contributions of $812,500 per year were divided into eleven monthly cash capital contributions of $30,000 with a single annual capital contribution of $482,500 payable in cash unless the Company has cash and cash equivalents of less than $10,500,000 on the date of such payments, wherein the Company then has the option to pay that annual contribution in common stock or cash, at its option. The Second Amendment also provides for a one-time acceleration of $812,500 of the capital contributions payable when the Company receives net cash proceeds from sources other than operations that exceed $6,250,000. The agreement also includes an ongoing acceleration of the Company's capital contribution obligations equal to 3% of the net smelter returns generated by the properties subject to the Northern Comstock LLC joint venture. The Second Amendment also provides that if the Company defaults in its obligation to make the scheduled capital contributions, then the remaining capital contribution obligations may be converted into the principal amount of a 6% per annum promissory note payable by the Company on the same schedule as the capital contributions, secured by a mortgage on the properties subject to the Northern Comstock LLC joint venture.

On September 28, 2015, the Company announced that the Board of Directors of the Company received and accepted the resignation of John V. Winfield as Chairman of the Board. Upon receipt of such resignation, the Board appointed Corrado De Gasperis as Executive Chairman of the Board and Robert C. Kopple as Lead Independent Director and Vice Chairman of the Board.

Current Projects

The Company’s headquarters, mine operations and heap leach processing facility are in Storey County, Nevada, at 1200 American Flat Road, approximately three miles south of Virginia City, Nevada and 30 miles southeast of Reno, Nevada. The Company has focused development to date on the Lucerne Resource Area (including both surface and underground east-side targets), the Dayton Resource Area and the Spring Valley exploration target. We also plan on focusing longer term, future explorations on the Northern Extension, Northern Targets, and Occidental Target Areas subsequent to the exploration and development of Lucerne, Dayton and Spring Valley. Production has been ongoing in the Lucerne Mine since 2012, and the Company is nearing completion, this year, of the first phase surface mining activities, the SR 342 road realignment and the final extraction of existing mine dumps. On September 5, 2015, the Company also began construction of an underground exploration portal and drift at the north end of the floor in the existing Lucerne Surface Mine. On September 24, 2015 the Company announced that the drift had reached a linear distance of approximately 200 feet and that the first drill platform had been constructed and the underground drilling of the previously discovered, dike-like masses of quartz porphyry (PQ), had commenced. As of October 1, 2015, the drift had reached a linear distance of approximately 300 feet.

SR-342 Realignment and Extraction of Existing Mine Dumps

In early February, the Nevada Department of Transportation, (NDOT), closed an approximate two-mile section of SR-342, south of Gold Hill, as a safety precaution following roadway cracking and area specific sinking during a weekend of heavy rains. The area of sinking is above a historic mine-shaft dating back to the early 1900's, and that portion of the road sits on old mine dumps and looser fill that has a history of instability and, in some cases, failure. The Company owns the land, with NDOT granted prescriptive rights to operate the state roadbed over that private land. Storey County, NDOT, the Company, and other applicable regulatory agencies evaluated several remedies for the realignment of SR-342.

In addition, during the latter part of 2014, the geological and environmental teams undertook a systematic evaluation of historic mine dumps throughout most of the central part of the District. Quantifying and understanding the nature of possible legacy contaminants and identifying the extent of mineralization with the potential to increase mineable resources were the two primary objectives. Overall, we identified approximately 640,000 tons of mineralized dump materials. Of that total, approximately 450,000 tons are located underneath and to the east of State Route 342, with an average grade between 0.025-0.035 opt Au. These tons are now being extracted as part of the SR-342 re-alignment, and stacked onto the leach pad for processing providing a significant environmental remediation and a meaningful contribution to operations and production schedule.

The route is being realigned to the east of the historic shaft, removing old dump materials in an environmentally responsible manner, enabling safe travel and continued mining, effecting required reclamations, all while positioning the area for future mining and development. The project is scheduled through November of 2015, with an estimated remaining cost of approximately $2 million. Upon completion of the bypass, NDOT’s prescriptive rights to operate the road will be transferred from the existing closed section of State Route 342 to the new roadway alignment.

Lucerne Exploration and Underground Development

The Company completed extensive geological development and modeling, utilizing its previously collected drill hole data, historic underground mine maps and current mining data, among other geological information. This resulted in highly detailed geologic level plans and cross sectional analysis for the Lucerne East-side. The sectional compilation resulted in several important findings. The work confirmed that the lode is comprised of a group of northwest trending, sub-parallel, higher-grade, mineralized structures, rather than a simple vein system confined to a single fault zone. These structural groups coalesce into a single zone in the central part of the East-side area and diverge to the north and south to create zones up to 600-feet wide. The Company also discovered dike-like masses of quartz porphyry (PQ) that have intruded into the main lode and have a direct relationship to the known mineralization. Current drill data from this PQ structure include 46 intercepts that grade, on average, over 0.23 ounces of gold per ton and over 1.71 ounces of silver per ton.

Out of this extensive geologic work, a definitive underground development target has emerged, specifically that part of the lode occupied by the mineralized mass of PQ, as well as the neighboring wall rocks. This conclusion is based on surface drill hole results, metallurgy, and proximity to the current Lucerne Mine floor, as well as past mining data. In addition to the mineralized mass of PQ, we developed and defined the nearby Woodville Bonanza structures with the same diligent level plan and cross sectional development. These geologic definitions include the same detail and historical mappings plus over 116 intercepts of at least 10 feet grading over 0.22 ounces per ton gold and 1.59 ounces of silver per ton. The PQ and Woodville structures represent the most significant opportunity for immediately exploring and progressing the development of an accelerated underground mine plan in the Lucerne Area.
The Company is partnering with American Mine and Tunneling LLC and American Drilling Company, Inc., based on their superior expertise and quality services to the mining industry, ranging from beginning stage drilling and exploration to initial drift and tunneling, to commence developing a new underground access to the PQ structures and the almost adjacent Woodville Bonanza structures this month.

On July 8, 2015 Storey County Board of Commissioners has confirmed that the major modifications to the Company’s operating plan conforms to the conditions of the existing Special Use Permit No. 2000-222-A-5 (‘SUP’) and unanimously approved that plan. The modification outlines the Company’s plan to develop a portal and underground tunnel (a “drift”) alongside a highly mineralized series of high-grade structures. The Company then plans to efficiently drill and develop those structures into an expanded resource and, based upon the final economic feasibility analysis, expanded mine plans. The existing permit allows the Company to begin construction activities of an underground mine portal for exploration and development of known Lucerne resources, ultimately with the objective of establishing gold and silver reserves.

On August 25, 2015, the Company announced that the Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation (NDEP-BMRR) has issued a Notice of Decision (NOD) approving an Engineering Design Change to the Company's Water Pollution Control Plan for Underground Exploration. NDEP-BMRR also approved a major modification to the Company's Reclamation Permit and Surety Decision for the proposed Underground Development of the Lucerne Mine. These modified permits allow the construction of an underground exploration portal and drift at the north end of the floor in the existing Lucerne Surface Mine. The exploration project is situated on previously-disturbed private land. On September 5, 2015, the Company commenced construction of an underground exploration portal ("Harris Portal") and drift at the north end of the floor level in the existing Lucerne Surface Mine. On September 24, 2015, construction of the first drill platform was completed and the underground drilling of the previously discovered, dike-like masses of quartz porphyry (PQ), commenced.

The Company plans to invest approximately $3 million for the first phase, including the underground portal, primarily core drilling and certain related infrastructure for the Lucerne underground exploration and development project.

Dayton Drill Program

The near-surface program consisted of 408 holes totaling 30,818 feet of drilling that was completed in late September of 2015. The Company used an extremely efficient percussion drill rig, with total program costs of about $200,000, or about $6.50 per foot.

The main objective of the program was to pinpoint the major surface structures (faults) and then explore these structures for mineralization. This then enabled efficient infill drilling that further refined and resolved areas of structural complexity in the geologic models. The program was successful in both defining and expanding the near-surface mineralization. The Company will update its geologic model based on the results of this drilling program and increase the gold and silver resource estimate. The Company is now finalizing a comprehensive drill program designed to deliver a mine plan, economic reserves and mine life.

The underground mapping and sampling effort, together with the drilling, resulted in several important discoveries. The most significant was defining mineralization along a previously undrilled, 600-foot segment of the Grizzly Hill Fault and additional mineralization at an intersection of the Grizzly Hill and Alhambra Faults with the Silver City fault. The Company also discovered additional dike-like masses of quartz porphyry, similar to Lucerne, that generally host significant mineralization. Finally, the drilling also helped to define extended mineralization along a 550-foot segment of the Mill Fault.

The Company also commenced metallurgical test-work on representative samples of mineralized rock types. Standard column tests are currently underway on five surface–generated samples and one underground sample and is ongoing. All samples, both from drilling and underground, were analyzed for gold and silver at the Company’s existing, on-site, industry standard, production assay lab.

The Dayton property includes the Dayton (Marble), Alhambra, Kossuth, Metropolitan and Gennessee patents, representing a structurally controlled mineralized system hosted in tertiary volcanic rocks that, in terms of the overall geologic setting, is similar to the Company's Lucerne property. The properties are separated by approximately one mile along the Silver City branch of the Comstock Lode.

The planning for the remaining, comprehensive drill requirements designed to establish a final mine plan, economic reserves and extended mine life is being scheduled for 2016, at a cost of $4 million.

Outlook

The Company has been cash positive from operations for the first nine months of 2015, and expects to be cash positive from operations for the full year 2015, net of a weaker fourth quarter as the Company transitions from the final phase of surface mining in Lucerne to the expansion into an underground portal and drift development in Lucerne. The Company is concurrently completing the road realignment during fourth quarter.

The Company commenced the underground drift-mining and drilling, associated with the first underground exploration phase of a quartz porphyry geological target (“PQ target”), in September 2015, and expects to complete drift-sampling, drilling and ongoing metallurgical test work of the PQ target by December 2015. The second major phase of drift-mining and drilling, currently planned for the Woodville bonanza target, is expected to be completed by April 2016.

The Company's goals for this year included minimizing operating costs, completing the SR-342 realignment project, currently scheduled for completion in November, 2015, expanding the Lucerne exploration and development activities, primarily through the underground portal and drift development and commencing the final development phase of the Dayton Resource Area.

During the first half of 2015, the Company continued reducing costs applicable to mining revenue. The Company has increased its expectation of savings from costs applicable to mining to $7 million (from a previous target of $5 million), when comparing 2015 to 2014. The Company has also doubled its expectation of savings from all other non-mining activities, including general, administrative, hospitality, mine claims and costs and environmental and other areas, to $3 million (from a previous target of $1.5 million), when comparing 2015 to 2014. These increases raise our total costs savings targets to $10 million, from $6.5 million, when comparing 2015 to 2014.

The Company expects cash costs of mining revenue, will remain below $650 per ounce of gold through the third quarter.

Corporate Information

The Company’s executive offices are located at 1200 American Flat Road, Virginia City, Nevada 89440 and its telephone number is (775) 847-5272. The Company’s mailing address is P.O. Box 1118, Virginia City, Nevada 89440. The Company’s website address is www.comstockmining.com. The Company’s website and the information contained on, or that can be accessed through, the website are not part of this prospectus.

Summary Consolidated Financial Data
The summary consolidated statement of comprehensive income data for 2014, 2013 and 2012 and the summary balance sheet data as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements contained in the 2014 Form 10-K, which is incorporated by reference into this prospectus supplement. The summary consolidated statement of comprehensive income data for the six months ended June 30, 2015 and 2014 and the summary consolidated balance sheet data as of June 30, 2015 are derived from our unaudited interim condensed consolidated financial statements contained in the Second Quarter 10-Q, which is also incorporated by reference into this prospectus supplement.
You should read the summary consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement and our consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectuses. Our historical results are not necessarily indicative of results to be expected in future periods.

	YEARS ENDED DECEMBER 31,			JUNE 30,
	2014	2013	2012	2015	2014
REVENUES
Total revenues	$25,583,361	$24,826,587	$5,138,616	$11,525,708	$11,979,376

COST AND EXPENSES
Costs applicable to mining revenue	19,126,632	26,495,665	3,554,727	6,937,743	10,229,663
Hospitality operating costs	1,260,972	1,117,225	928,897	261,294	591,145
Exploration and mine development	2,658,473	3,012,790	11,901,250	1,133,854	1,494,777
Mine claims and costs	3,750,866	3,735,267	3,280,059	1,421,361	1,916,922
Environmental and reclamation	1,107,170	1,756,935	3,123,994	304,810	582,996
Land and road development	—	—	—	862,246	—
General and administrative	6,371,954	9,641,507	12,669,323	3,457,234	3,668,307
Total cost and expenses	34,276,067	45,759,389	35,458,250	14,378,542	18,483,810

LOSS FROM OPERATIONS	(8,692,706)	(20,932,802)	(30,319,634)	(2,852,834)	(6,504,434)

Total other income (expense), net	(946,067)	(414,218)	(442,639)	2,632,502	(709,132)

NET LOSS	(9,638,773)	(21,347,020)	(30,762,273)	(220,332)	(7,213,566)

DIVIDENDS ON CONVERTIBLE PREFERRED STOCK	(3,672,785)	(4,016,705)	(4,370,247)	(1,883,996)	(1,915,025)

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$(13,311,558)	$(25,363,725)	$(35,132,520)	$(2,104,328)	$(9,128,591)

Net loss per common share – basic and diluted	$(0.17)	$(0.42)	$(0.87)	$(0.03)	$(0.12)

Total assets	$46,455,872	$43,999,996	$47,864,545	$48,862,100	$52,713,293
Total long-term debt and capital lease obligations (including current portion)	11,598,483	7,907,474	13,731,655	17,216,302	12,692,746
Total stockholders' equity	22,241,100	20,243,748	18,394,562	22,017,218	24,520,434

The Offering

Common stock offered by us	10,169,492 shares of common stock, $0.000666 par value, per share, with an aggregate offering price of $6,000,000.

Price per share	$0.59

Common stock outstanding before and after this offering

The number of shares of common stock to be outstanding after the offering is based on 151,951,864 issued and outstanding as of October 16, 2015, including 59,780,939 shares issued in connection with the conversion of the Company's previously outstanding preferred stock and related dividend (85,173,255 issued and outstanding at June 30, 2015) and 10,169,492 shares issued hereby.

Use of proceeds

We will use the net proceeds from this offering for accelerating the drilling and development of the Lucerne underground program, accelerating planning and prerequisites for the next phase of Dayton drilling and general corporate purposes. See “Use of Proceeds.”

Risk factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-10 of this prospectus supplement before investing in our common stock.

NYSE MKT symbol	LODE

RISK FACTORS
Investing in our common stock involves significant risk. Prior to making a decision about investing in our common stock, you should carefully consider the specific risk factors included below, as well as the risk factors discussed under the heading “Risk Factors” in the 2014 Form 10-K, the First Quarter 10-Q and the Second Quarter 10-Q, which are incorporated by reference in this prospectus supplement and the accompanying prospectus and may be amended, supplemented or superseded from time to time by other reports we file with the Commission in the future. The risks and uncertainties we have described are not the only ones we may face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also affect our operations. If any of these risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock decline, and you could lose all or a part of your investment.
Risks Relating to the Company’s Common Stock and this Offering

You may lose all or part of your investment.
If we are unable to find and mine adequate quantities of gold and silver ore, it is unlikely that the cash generated from our internal operations will suffice as a primary source of the liquidity necessary for anticipated working capital requirements. There is no assurance that the Company’s initiatives to improve its liquidity and financial position will be successful. Accordingly, there is substantial risk that the Company will be unable to continue as a going concern. In the event of insolvency, liquidation, reorganization, dissolution or other winding up of the Company, the Company’s creditors and preferred stockholders would be entitled to payment in full out of the Company’s assets before holders of common stock would be entitled to any payment and the claims on such assets may exceed the value of such assets.
You will be a minority stockholder of the Company.

Prior to the completion of this Offering, the Winfield Group owns approximately 31% of the Company’s common stock. In addition, pursuant to the operating agreement governing the Northern Comstock LLC joint venture, the Company may issue additional shares of common stock to the Winfield Group. As a result, the Winfield Group holds substantial ownership of the Company and the ability of other holders of common stock to determine the management and policies of the Company may be limited.
The Company may issue additional common stock or other equity securities in the future that could dilute the ownership interest of existing shareholders.

The Company is currently authorized to issue up to 3,950,000,000 shares of Common Stock, of which 151,951,864 shares were issued and outstanding as of October 16, 2015, and 50,000,000 shares of preferred stock, of which zero shares were issued and outstanding as of October 16, 2015. To maintain its capital at desired levels or to fund future growth, the Company’s board of directors may decide from time to time to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of common stock. The sale of these securities may significantly dilute its shareholders’ ownership interest as a shareholder and the market price of the common stock. New investors in other equity securities issued by the Company in the future may also have rights, preferences and privileges senior to its current shareholders that may adversely impact its current shareholders.
You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase.
Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the offering price of $0.59 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of approximately $0.30 per share in the net tangible book value of the common stock as of June 30, 2015. See the section entitled “Dilution” in this prospectus supplement for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.
The price of the Company’s common stock may fluctuate significantly, which could negatively affect the Company and holders of its common stock.

The market price of the Company’s common stock may fluctuate significantly from time to time as a result of many factors, including:
· investors’ perceptions of the Company’s and its prospects;
· investors’ perceptions of the Company’s and/or the industry’s risk and return characteristics relative to other investment alternatives;
· investors’ perceptions of the prospects of the mining and commodities markets;
· differences between actual financial and operating results and those expected by investors and analysts;
· our inability to commence production, obtain permits or otherwise fail to reach Company objectives;
· actual or anticipated fluctuations in quarterly financial and operating results;
· volatility in the equity securities market; and
· sales, or anticipated sales, of large blocks of the Company’s common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently have analysts with research report coverage on the Company, but we may not be able to sustain existing or obtain new research coverage by securities and industry analysts. If no new securities or industry analysts commence coverage of the Company or if existing coverage is discontinued, the trading price for our common stock would be negatively impacted. If we maintain or obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.
We do not expect to pay any cash dividends for the foreseeable future.
We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law, our organizational documents and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.
If we are unable to maintain the listing standards of the NYSE MKT, our common stock may be delisted, which may have a material adverse effect on the liquidity and value of our common stock.
Our common stock is traded on the NYSE MKT. To maintain our listing on the NYSE MKT, we must meet certain financial and liquidity criteria. The market price of our common stock has been and may continue to be subject to significant fluctuation as a result of periodic variations in our revenues and results of operations. If we fail to meet any of the NYSE MKT’s listing standards, we may be delisted. In the event of delisting, trading of our common stock would most likely be conducted in the over the counter market on an electronic bulletin board established for unlisted securities, which could have a material adverse effect on the market liquidity and value of our common stock.
Estimates of our mineral resources could be inaccurate, which could cause actual production and costs to differ from estimates and adversely impact the value of the common stock.
There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources, including many factors beyond our control. The accuracy of estimates of mineral reserves and non-reserves is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates of mineral resources may not be accurate, and mineral resources may not be able to be mined or processed profitably. Moreover, depletion of mineral resources that are not replaced may adversely impact the Company's financial condition and prospects.
Fluctuation in gold prices, results of drilling, metallurgical testing, changes in operating costs, production, and the evaluation of mine plans subsequent to the date of any estimate could require revision of the estimates. The volume and grade of mineral resources mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of our mineral resources, or of our ability to extract these mineral resources, could have a material adverse effect on our results of operations and financial condition and the value of our common stock.
We will have broad discretion in how we use the proceeds, and we may use the proceeds in ways in which you and other stockholders may disagree.
We intend to use the net proceeds from this offering to advance our projects, to fund our general and administrative costs (including annual mining claim and concession maintenance fees) and for general working capital purposes. See the section entitled "Use of Proceeds." Our management will have broad discretion in the application of the proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

USE OF PROCEEDS
We estimate that the net proceeds we will receive from this offering will be approximately $5,910,000, based on the public offering price of $0.59 per share, after deducting the underwriting discounts, commissions and estimated offering expenses of $90,000.
We currently intend to use the net proceeds of this offering to accelerate the drilling and development of the Lucerne underground program, accelerate planning and prerequisites for the next phase of Dayton drilling and development, in both cases with the goal of establishing reserves and extended mine lives, and general corporate purposes.

Pending the application of the net proceeds as described above, we may invest the net proceeds from this offering in short-term, investment grade, interest-bearing securities.
DILUTION
Investors in shares of our common stock offered in this offering will experience an immediate dilution in the net tangible book value of their common stock from the public offering price of the common stock. The net tangible book value of our common stock as of June 30, 2015, was approximately $22.0 million, or approximately $0.26 per share of common stock (or approximately $0.15 per share on a pro forma basis after giving effect to the conversion of all previously outstanding on August 27, 2015). Net tangible book value per share of our common stock is calculated by subtracting our total liabilities from our total tangible assets (which is equal to total assets less intangible assets) and dividing this amount by the number of shares of common stock outstanding.
Dilution per share represents the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock included in this offering after giving effect to this offering. After giving effect to the sale of all of the securities offered in this offering at the offering price of $0.59 per share, and after deducting the underwriters’ discounts and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2015, would have been approximately $27.9 million, or approximately $0.29 per share of common stock. This change represents an immediate increase in the net tangible book value of $0.04 per share of common stock to our existing stockholders and an immediate and substantial dilution in net tangible book value of $0.30 per share of common stock to new investors. The following table illustrates this per share dilution:

Offering price per share		$0.59
Net tangible book value per share as of June 30, 2015	$0.26
Increase in net tangible book value per share attributable to new investors	$0.04

As adjusted net tangible book value per share as of June 30, 2015, after this offering		$0.29

Dilution per share to new investors		$0.30

The number of shares of common stock to be outstanding after the offering is based on 85,173,255 shares of common stock outstanding as of June 30, 2015. The dilution presented in the table above does not reflect the conversion of the Company's previously outstanding convertible preferred stock. Including the impact of such conversion, the dilution per share to new investors is $0.41.

CAPITALIZATION
The following table shows our cash and cash equivalents, available-for-sale securities and capitalization as of June 30, 2015, on an actual basis and on an as adjusted basis to reflect the sale of 10,169,492 shares of our common stock offered, after deducting the underwriters’ discounts and estimated offering expenses and the conversion of the Company's previously outstanding preferred stock that occurred on August 27, 2015.
This table should be read in conjunction with our financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the 2014 Form 10-K, the First Quarter 10-Q and the Second Quarter 10-Q, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2015
	Actual	As Adjusted for Recap 8/27/2015	As Adjusted for Offering
	(unaudited)

Cash and cash equivalents	$6,783,406	$6,783,406	12,693,406

Total long-term debt and capital lease obligations (including current portion)	$17,216,302	$17,216,302	$17,216,302

Common stock, $.000666 par value, 3,950,000,000 shares authorized, 85,173,255 issued and outstanding at June 30, 2015 and 155,123,686 shares issued and outstanding after giving effect to the offering of shares made hereby and the issuance of 59,780,939 shares in connection with the conversion of the Company's previously outstanding preferred stock and related dividend	56,725	96,539	63,498
7.5% Series A-1 convertible preferred stock, $.000666 par value, 1,500,000 shares authorized, 24,362 shares issued and outstanding at June 30, 2015	16	—	—
7.5% Series A-2 convertible preferred stock, $.000666 par value, 250,000 shares authorized, 1,610 shares issued and outstanding at June 30, 2015	1	—	—
7.5% Series B convertible preferred stock, $.000666 par value, 600,000 shares authorized, 22,626 shares issued and outstanding at June 30, 2015	15	—	—
Additional paid-in capital	210,789,901	210,750,119	216,633,128
Accumulated deficit	(188,829,440)	(188,829,440)	(188,829,440)

Total stockholders’ equity	22,017,218	22,017,218	27,867,186

Total capitalization	39,233,520	39,233,520	45,083,488

PRICE RANGE OF COMMON STOCK
Set forth below are the high and low sale prices for our common stock on NYSE MKT for the periods indicated.

	High	Low
Year ended December 31, 2013:
First Quarter	$2.32	$1.71
Second Quarter	$2.17	$1.57
Third Quarter	$2.27	$1.56
Fourth Quarter	$1.93	$1.59
Year ended December 31, 2014:
First Quarter	$2.08	$1.59
Second Quarter	$1.80	$1.47
Third Quarter	$1.70	$1.10
Fourth Quarter	$1.36	$0.61
Year ended December 31, 2015:
First Quarter	$1.19	$0.55
Second Quarter	$0.83	$0.53
Third Quarter	$0.70	$0.35

The last reported sale price of our common stock on the NYSE MKT on October 16, 2015 was $0.60 per share. As of October 16, 2015, the number of common shareholders of record was approximately 535.
Dividend Policy
We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and other factors the board of directors deems relevant. We are restricted from declaring or paying common stock dividends in cash under the terms of our preferred stock.
DESCRIPTION OF COMMON STOCK
The information appearing under “Item 1. Description of Registrant’s Securities to be Registered” in the Form 8-A, is hereby incorporated by reference.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
The following discussion is a general summary of material U.S. federal income tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “non-U.S. Holder.” You are a non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:
·    a citizen or resident of the United States;
·    a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;
·    an estate, the income of which is subject to U.S. federal income taxation regardless of its source;
·    a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or
·    a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.
This summary does not address all of the U.S. federal income tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, U.S. expatriate, former long-term permanent resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes, any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (“IRS”) and all other applicable authorities (all such sources of law, “Tax Authorities”). The Tax Authorities are subject to change, possibly with retroactive effect.
If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.
WE URGE PROSPECTIVE NON-U.S. HOLDERS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.
Dividends
In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, IRS Form W-8BEN-E, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our common stock is held through certain foreign intermediaries). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.
Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business within the United States but that, under an applicable income tax treaty, are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.
Sale or Other Disposition of Our Common Stock
You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:
·    the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);
·    you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or
·    we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and you hold or have held, directly or indirectly, at any time during the shorter of the five-year period ending on the date of disposition of our common stock and your holding period for our common stock, more than 5% of our common stock. A United States real property holding corporation is any corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market values of its U.S. real property interests, its interests in real property located outside the United States, and any other of its assets which are used or held for use in a trade or business. For purposes of identifying a U.S. real property interest, real property includes personal property associated with the use of the real property. Personal property will be associated with the use of the real property only where both the personal property and the U.S. real property interest with which it is associated are held by the same person or by “related persons.” Personal property associated with the use of real property includes personal property that is predominantly used to exploit unsevered natural products in or upon the land (including mining equipment used to extract ores, minerals, and other natural deposits from the ground).
Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.
We believe that we currently are, and expect to be for the foreseeable future, a "United States real property holding corporation." So long as our common stock is regularly traded on an established securities market, any gain realized on the sale or other disposition of our common stock will be taxable if such non-U.S. Holder actually or constructively owns more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. Holder's holding period for the common stock. However, when and for so long as our common stock is not regularly traded on an established securities market, a non-U.S. Holder will be subject to U.S. taxation at rates applicable to capital gains on any gain realized on the sale of our common stock, and the purchaser of such common stock generally will be required to withhold from the purchase price and pay over to the U.S. Treasury Department an amount equal to 10% of the consideration paid for the common stock.

Information Reporting and Backup Withholding Requirements
We must report annually to the IRS and to each non-U.S. holder the amount of any dividends or other distributions we pay to you and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.
The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or you are one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”).
Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S.-related activities or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.
Foreign Account Tax Compliance Act
Recently enacted legislation will generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). This legislation will also generally impose a withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. These withholding taxes could potentially be imposed on dividends paid on our common stock after June 30, 2013, and on gross proceeds from sales or other dispositions of our common stock after December 31, 2016. Under certain circumstances, a holder of common stock may be eligible for a refund or credit of such taxes. You should consult your own tax advisor as to the possible implications of this legislation on your investment in shares of our common stock.
PLAN OF DISTRIBUTION

We are offering the shares of our common stock through a placement agent. Subject to the terms and conditions contained in the placement agent agreement, International Assets Advisory, LLC (the “Agent”) has agreed to act as the placement agent for this offering. The Agent may be deemed to be a statutory underwriter within the meaning of the Securities Act of 1933, as amended, in connection with its placement agent activities in this offering.

The Agent has no commitment to purchase any of our common stock and will act only as an agent in obtaining indications of interest in our common stock from selected investors. We agreed to pay the Agent a fee of up to 1% of the public offering price and to pay certain of its expenses.

We have agreed to indemnify the Agent and each of its respective partners, directors, officers, associates, affiliates, subsidiaries, employees, consultants, attorneys and agents against liabilities resulting from this offering and to contribute to payments the Agent may be required to make for these liabilities.

In the ordinary course of business, the Agent has engaged in, and may in the future engage in, financial advisory, investment banking and other transactions with us for which customary compensation has been, and will be paid.

Certain investors have agreed to purchase, and we have agreed to sell, 10,169,492 shares of our common stock at a negotiated purchase price of $0.59 per share.

The expenses of the offering, not including the placement agent fees, payable by us are estimated to be approximately $90,000.

LEGAL MATTERS
The validity of the issuance of the securities offered in this offering has been passed upon for us by McDonald Carano Wilson LLP.
EXPERTS
The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-185760
$50,000,000
Common Stock
Preferred Stock
Debt Securities
Warrants
Units

From time to time, we may offer up to $50,000,000 of any combination of the securities described in this prospectus, either individually or in units. We may also offer Common Stock or preferred stock upon conversion of debt securities, Common Stock upon conversion of preferred stock, or Common Stock, preferred stock or debt securities upon the exercise of warrants. We will provide the specific terms of these offerings and securities in one or more supplements to this prospectus. We may also authorize the provision to you of one or more free writing prospectuses in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update or change information we include in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as any documents we incorporate by reference, before buying any of the securities being offered.

You should read this prospectus and any applicable prospectus supplement, as well as the documents incorporated by reference or deemed incorporated by reference into this prospectus and any prospectus supplement, carefully before you invest in our shares.

The Common Stock is listed on the NYSE MKT under the symbol “LODE.”

Investing in our securities involves risks that are referenced in the “Risk Factors” section, at page 8, of this prospectus and are set forth in our periodic reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
____________________

The date of this prospectus is January 11, 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell securities pursuant to this prospectus. This prospectus provides you with a general description of the securities we may offer.

Each time we offer and sell our securities, we will provide a prospectus supplement that will contain specific information about the terms of the specific securities being offered and which may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you must rely on the information in the prospectus supplement. You should read carefully both this prospectus and any prospectus supplement, together with additional information described below under “Where You Can Find More Information” before you invest in our securities.

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus related to the applicable securities that is prepared by us or on our behalf or that is otherwise authorized by us. We have not authorized any other person to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information that we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference. Our business, financial condition, results of operation and prospects may have changed since those dates.

We will not use this prospectus to offer and sell securities unless it is accompanied by a prospectus supplement that more fully describes the securities being offered and the terms of the offering.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

In this prospectus, unless otherwise specified or the context otherwise requires, “Comstock,” “we,” “us” and “our,” “our Company” or the “Company” refer to Comstock Mining Inc. and its consolidated subsidiaries. In addition, unless the context requires otherwise, reference to the “Board” refers to the Board of Directors of Comstock Mining Inc.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our filings are available to the public over the Internet at the Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Commission at, and obtain a copy of any such document by mail from, the Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed charges. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room and its charges.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to our securities described in this prospectus. References to the “registration statement” or the “registration

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statement of which this prospectus is a part” mean the original registration statement and all amendments, including all schedules and exhibits. This prospectus does, and any prospectus supplement will, not contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the Commission. Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus or a prospectus supplement. The registration statement is available to the public over the Internet at the Commission’s web site described above and can be read and copied at the locations described above.

Each statement made in this prospectus or any prospectus supplement concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a complete description of its provisions.

We make available, free of charge, on or through our web site, copies of our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file them with or furnish them to the Commission. We maintain a web site at http://www.comstockmining.com. The information contained on our web site is not part of this prospectus, any prospectus supplement or the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the following documents with the Commission pursuant to the Exchange Act and hereby incorporate them by reference in the registration statement:

We incorporate by reference the documents listed below and any future documents that we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement:

(a) Our annual report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on March 30, 2012 (the “2011 Form 10-K”);

(b) Our quarterly report on Form 10-Q for the period ended March 31, 2012, filed with the Commission on May 15, 2012 (the “First Quarter Form 10-Q”);

(c) Our quarterly report on Form 10-Q for the period ended June 30, 2012, filed with the Commission on August 14, 2012, as amended on Form 10-Q/A filed on September 14, 2012 (the “Second Quarter Form 10-Q”);

(d) Our quarterly report on Form 10-Q for the period ended September 30, 2012, filed with the Commission on November 13, 2012 (the “Third Quarter Form 10-Q”);

(e) Our current report filed with the Commission on February 10, 2012;

(f) Our current report filed with the Commission on February 22, 2012;

(g) Our current report on Form 8-K, filed with the Commission on April 4, 2012;

(h) Our current report on Form 8-K, filed with the Commission on June 20, 2012;

(i) Our current report on Form 8-K, filed with the Commission on July 30, 2012;

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(j) Our current report on Form 8-K, filed with the Commission on November 5, 2012;

(k) Our current report on Form 8-K, filed with the Commission on November 19, 2012;

(l) Our current report on Form 8-K, filed with the Commission on December 14, 2012;

(m) Our proxy statement on Schedule 14A, filed with the Commission on May 3, 2012; and

(n) The description of our Common Stock contained in our Form 8-A (File No. 001-35200), filed with the Commission under Section 12 of the Exchange Act on June 8, 2011 (the “Form 8-A”).

All documents subsequently filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be a part hereof from the date of filing of such documents.

We make available copies of the documents incorporated by reference in this prospectus to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request. Such requests should be directed to:

Comstock Mining Inc.
P.O. Box 1118
Virginia City, Nevada 89440
Attention: Investor Relations
Telephone: (775) 847-5272

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information included elsewhere or incorporated by reference in this prospectus, including financial statements and the related notes. You should carefully consider, among other things, the matters discussed under “Risks Factors” in the 2011 Form 10-K, the First Quarter Form 10-Q, the Second Quarter 10-Q, the Third Quarter 10-Q and in other documents that we subsequently file with the Commission that are incorporated by reference herein.

The Company

The Company is a Nevada-based, gold and silver mining company with extensive, contiguous property in the historic Comstock and Silver City mining districts (collectively, the “Comstock District”). The Comstock District is located within the western portion of the Basin and Range Province of Nevada, between Reno and Carson City. The Company began acquiring properties and developing projects in the Comstock District in 2003. Since then, the Company has consolidated a substantial portion of the Comstock District, secured permits, built an infrastructure and brought exploration projects into production.

The goal of our strategic plan is to deliver stockholder value by validating qualified resources (measured and indicated) and reserves (probable and proven) of at least 3,250,000 gold equivalent ounces in 2013, and commence commercial mining and processing operations with annual production rates of approximately 20,000 gold equivalent ounces.

Because of the Comstock District’s historical significance, the geology is well known and has been extensively studied by the Company, our advisors and many independent researchers. We have amassed a large library of historical and current data and detailed surface mapping of Comstock District properties. We use such data in conjunction with our drilling programs to expand our understanding of the Comstock District’s structural geology as well as its broader geological footprint.

The Company has 1,357 reverse circulation drilling (“RC”) and core holes, representing over 410,500 feet of drill data in the Lucerne Resource Area. This data has furthered our knowledge of the Lucerne’s mineralization and provided the information used to develop the mine plan for commencing production on the west side of the Lucerne. We also have 323 RC and core holes, representing over 59,000 feet of drill data in our Dayton Resource Area. In our exploration and development campaigns, all drilling, surface and down-hole surveying, hole abandonment, geologic logging, sampling, and assays were performed to industry-recognized standards.

Our Lucerne Resource Area is located in Storey County, Nevada, approximately three miles south of Virginia City and 30 miles southeast of Reno. Our Dayton Resource Area, the proposed site for our second commercial mining activities, is located in Lyon County, Nevada, approximately six miles south of Virginia City. Access to the properties is by State Route 342, a paved highway.

We continue acquiring additional properties in the Comstock District, expanding our footprint and creating opportunities for exploration and mining. The Company now owns or controls approximately 5,869 acres of mining claims in the Comstock District. The acreage is comprised of 1,336 acres of patented claims (private lands) and surface parcels (private lands) and 4,533 acres of unpatented mining claims, which the Bureau of Land Management (“BLM”) administers.

Strategic Plan

In April 2010, the Board approved a strategic plan designed to restructure and recapitalize the Company, accelerate mine development and production and continue exploration. Since then, we have accomplished all of the key milestones contemplated by the strategic plan within the time frame contemplated to date, including:

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operational and management restructuring, including the appointment of a new chief executive officer, chief accounting officer, controller, vice president of strategic resource planning, vice president of operations, metallurgical process manager, senior mine planner and director of environmental and regulatory management;

•	the 200:1 reverse stock split of all common shares outstanding;

•	the acquisition of ownership or control of more than 1,800 acres, leading to substantial increases in the Company’s measured, indicated and inferred resources;

•	balance sheet restructuring, including the exchange of approximately $29.4 million of secured convertible indebtedness for convertible preferred equity;

•	an equity capital raise of approximately $35.75 million through the issuance of convertible preferred equity;

•	listing of the Company’s Common Stock on the NYSE MKT; and

•	obtaining key required permits for exploration drilling and production purposes.

As part of the strategic plan, the Company has scheduled the exploration and development drilling intended to validate mine design and identify qualified resources and reserves with three intermediate objectives of validating measured and indicated resources containing 1,000,000 gold equivalent ounces, 1,500,000 gold equivalent ounces, and 2,000,000 gold equivalent ounces, respectively, and the long term planned objective of 3,250,000 gold equivalent ounces to be achieved in 2013, with an annual run rate of at least 20,000 gold equivalent ounces with respect to the Company’s existing exploration targets. The Company has already met the first two intermediate exploration objectives. The Company commenced the start of production operations in September 2012. See “Recent Developments — Production” below.

Related Party Transactions

Northern Comstock LLC

On October 20, 2010, the Company entered into an operating agreement to form Northern Comstock LLC (“Northern Comstock”) with Mr. Winfield, a shareholder of the Company, and an entity controlled by Mr. Winfield, DWC Resources, Inc. (“DWC”). As part of the operating agreement, the Company obtained the exclusive rights of production and exploration on certain property formerly owned by DWC in Storey County, Nevada and two parcels leased by Mr. John Winfield in Storey County, Nevada from the Sutro Tunnel Company and Virginia City Ventures.

As part of the operating agreement, the Company obtained the exclusive rights of production and exploration on certain parcels in Storey County, Nevada. The terms of the operating agreement provide that on each anniversary of the operating agreement, up to and including the thirty-ninth (39th) anniversary, the Company will make contributions in the amount of $862,500, in the form of Series A-1 Convertible Preferred Stock or cash upon request of Northern Comstock. If an event of default occurs under the operating agreement, the additional capital contributions could be accelerated and the entire unpaid amount of the Company’s capital contribution, up to the aggregate 34,500 shares of Series A-1 Convertible Preferred Stock (approximately 53 million shares of Common Stock as converted), could become issuable immediately. The Company has made the first three capital contributions and therefore there are capital contributions of 31,912.5 shares of Series A-1 Convertible Preferred Stock (approximately 49.0 million shares of Common Stock as converted) remaining as of October 31, 2012. The operating agreement further requires the Company to make certain capital expenditures of not less than $750,000 over five years with respect to each parcel.

Mineral production from the DWC-contributed property is subject to a royalty on a sliding scale to DWC. At gold prices over $750 per ounce, production of the first 500,000 ounces is subject to a 3% net smelter royalty. Production over 500,000 ounces is subject to a 6% net smelter royalty.
Mineral production on the Sutro property is subject to a royalty on a sliding scale to John Winfield. At gold prices over $250 per ounce, production of the first 500,000 ounces is subject to a 1% net smelter royalty. Production over 500,000 ounces is subject to a 2% net smelter royalty.

Under the terms of the operating agreement, all operating activities from the minerals or finished products produced from the parcel are conducted by the Company and recognized in the Company’s consolidated financial statements. The Company has no right to receive periodic or liquidating distributions related to any amounts contributed to Northern Comstock. The payments to Northern Comstock do not result in the acquisition of any equity interest in Northern Comstock as there is no entitlement to receive future distributions or changes in the fair value of the net assets of Northern Comstock.

Tax Indemnification

On October 20, 2010, the Company exchanged senior secured convertible and senior indebtedness owed to Mr. Winfield and certain entities affiliated with Mr. Winfield (the “Winfield Group”) for shares of Series A-1 Convertible Preferred Stock. As part of the exchange, the Company agreed to indemnify the Winfield Group for any amounts as part of the exchange that are determined to be taxable as ordinary income to each member of the Winfield Group. Such indemnified amounts would include (i) any federal, state and local income tax, penalties and interest such member is actually obligated to pay out-of-pocket as a result of such determination, after taking into account (a) all increases in federal, state and local income taxes actually payable as a result of the receipt of any such indemnity payment and (b) the deduction to which such member would be entitled for federal income tax purposes for state and local income taxes paid. The Company may at its option, pay the indemnity amount either in cash or in a number of common shares equal to the indemnity amount divided by the average of the volume weighted average closing prices of common shares for the five consecutive trading days ending on the trading day that is immediately prior to the date of such payment. As of September 30, 2012, the Company has recorded a liability of $3,985,664 for this tax indemnification at the amount that is probable of being indemnified by the Company.

Recent Developments

Production

Our strategic plan called for a return to mine production during the third quarter of 2012. During the second quarter of 2012, we completed the expansion of the heap leach pad from its three existing cells to five cells. We also received and installed the new Merrill Crowe facility. We installed the crushing facility, including the jaw and cone crusher, the super stacker, conveyors and related components on site.

We have hired essentially all of our planned mine and processing staff. This includes the mining operations, crushing plant, Merrill Crowe facility, laboratory, and metallurgical process staff. With the additions of these staff, we are able to run our full mining operations.

In the third quarter of 2012, we commissioned the crushing and Merrill Crowe facilities, including successful calibration and testing of the facility’s equipment. We commenced the haulage of mineralized material from the mine to the crushing facility, and crushing and stacking material. Once material was stacked, we commenced processing and poured doré beginning in late September 2012.

Through October 31, 2012, the Company shipped 1,258 ounces of gold and 14,802 ounces of silver. In addition, the Company delivered 28 ounces of gold and 292 ounces of silver to the Northwest Territorial Mint, In Dayton, Nevada, to facilitate the minting of the commemorative bar celebrating the first pour. The combined sale of metal (received payments and payments due on gold and silver sold) was in excess of $2.5 million.

Through October 31, 2012, the Company has crushed over 175,000 dry tons of mineralized material. Material placed on the heap leach pad after crushing remains under solution for as long as the pad is utilized. Throughout this period, the recovery of gold and silver continues, but the most effective economic recovery of gold and silver takes between 45 to 60 days to complete. The recovery of gold and silver from the first month represents only a portion of the expected recovery. Once initiated, the Merrill-Crowe process is continuous. Likewise, the heap is continuously expanded as new material is brought from the mine and sent through the crusher. As a result, the amount of gold and silver recovered and shipped for payment always represents only a fraction of the ultimately recovered amount of gold and silver potential in the amount actually on the heap.

The Company has completed a financial analysis for the Lucerne mine and anticipates annual operating expenses, including mining, processing, royalties and mine administration costs of approximately $13.3 million per annum, with a production schedule that commences processing at a rate of one million tons per annum. The Company anticipates temporary, higher haulage costs of $2.25 million for the first nine months of operations in 2013, associated with hauling on an alternative route until a new Right of Way permit is issued to us by the BLM. These mining, processing and related costs do not include corporate administration or other general and administrative costs, nor do they include exploration and mine development costs.

Surety Bond

In July 2012, the Company placed a $4.67 million reclamation surety bond, through the Lexon Surety Group with the State of Nevada’s Bureau of Mining Regulation Reclamation. The bond insures for the estimated costs required to safely reclaim the natural environment to the regulatory standards established by the State of Nevada’s Division of Environmental Protection with the purposes of ensuring public safety, protecting the waters of the state, and providing for post mining land use.

Working Capital and Equipment Financings

In July 2012, the Company entered into a Master Loan and Security Agreement and other arrangements with Caterpillar Financial Services Corporation (the “Cat Equipment Facility”) pursuant to which the Company may borrow up to $5 million secured by certain equipment of the Company. On July 30, 2012, the Company borrowed $2 million under the Cat Equipment Facility. The Cat Equipment Facility will bear interest at a rate of 5.85% with a term of 30 months except in the event of a default, including the occurrence of certain liquidity events, the principal balance will bear interest at a rate of the lesser of 18% per annum or the highest applicable rate allowed by law.

In July 2012, the Company also entered into an agreement with Resource Income Fund (“RIF”), with Auramet Trading, LLC (“Auramet”) acting as gold agent, pursuant to which the Company may borrow up to $5 million outstanding at any one time. The Company’s obligations under the agreement are secured by a security interest in all personal property of the Company and its wholly-owned subsidiary Comstock Mining LLC (the “Subsidiary”), and certain real estate owned by the Company within the Company’s starter mine (the “Starter Mine

Patents”). The proceeds will be used for working capital and capital expenditures associated with the commencement of production. The proceeds will be repaid through the delivery of 3,720 ounces of gold payable in 12 semi-monthly deliveries of 310 ounces each beginning February 2013 and ending July 2013, or December 2013, if any amounts are redrawn under the agreement. The agreement is non-interest bearing except in the event of a default, in which case the balance would then bear interest at the lesser rate of 15% per annum or the highest applicable rate allowed by law.

The Company also granted to RIF a call option to purchase 5,950 ounces of gold at a strike price of $2,000 per ounce, exercisable on, and expiring on, July 24, 2013. In connection with entry into the agreement, the Company and the Subsidiary have also entered into a purchase and sale agreement with Auramet, and the Company entered into a trading agreement the terms of which will govern all transactions of metals between Auramet and the Company. The Company drew down $5 million under the agreement in July 2012.

Corporate Information

The Company’s executive offices are located at 1200 American Flat Road, Virginia City, Nevada 89440 and its telephone number is (775) 847-5272. The Company’s mailing address is P.O. Box 1118, Virginia City, Nevada 89440. The Company’s website address is www.comstockmining.com. The Company’s website and the information contained on, or that can be accessed through, the website are not part of this prospectus.

FORWARD LOOKING STATEMENTS

The information appearing under “Statement Regarding Forward Looking Statements” in the 2011 Form 10-K, the First Quarter Form 10-Q, the Second Quarter 10-Q, the Third Quarter 10-Q, is hereby incorporated by reference.

RISK FACTORS

The information appearing under “Risks Factors” in the 2011 Form 10-K, the First Quarter Form 10-Q, the Second Quarter 10-Q, the Third Quarter 10-Q, is hereby incorporated by reference.

USE OF PROCEEDS

Except as may be described otherwise in any applicable prospectus supplement or free writing prospectus, we will use the net proceeds from the sale by us of the securities under this prospectus for general corporate purposes, which may include, among other things, funding acquisitions.

DESCRIPTION OF COMMON STOCK

The information appearing under “Item 1. Description of Registrant’s Securities to be Registered” in the Form 8-A, is hereby incorporated by reference. The Company currently has 48,466,267 shares of Common Stock issued and outstanding.

DESCRIPTION OF PREFERRED STOCK

Pursuant to our articles of incorporation, the Board has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or NYSE MKT rules), to designate and issue up to 50,000,000 shares of preferred stock in one or more series or classes, to establish from time to time the number of shares to be included in each such series or classes, and to fix the rights, privileges and preferences of such series or classes. Pursuant to the terms of our Series A-1 Convertible Preferred Stock, Series A-2 Convertible

Preferred Stock and Series B Convertible Preferred Stock, we are prohibited from issuing preferred stock that ranks pari passu with such preferred shares without the prior written consent of such preferred stockholders. There are currently 23,499.49 shares of our Series A-1 Convertible Preferred Stock, 5,270.89 shares of our Series A-2 Convertible Preferred Stock and 28,399.18 shares of our Series A-1 Convertible Preferred Stock issued and outstanding. The Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series B Convertible Preferred Stock have the rights, privileges and preferences of each series set forth in their respective certificates of designations, which are hereby incorporated by reference from Exhibits 4.1, 4.2 and 4.3, respectively, to the Company’s current report on Form 8-K filed with the Commission on October 21, 2010.

The Board will fix the rights, privileges and preferences of the preferred stock of each series or class, as well as the qualifications, limitations or restrictions thereon, in the certificate of designation relating to that series. We will file as an exhibit to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the Commission, the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of that series of preferred stock. This description will include:

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into our Common Stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;

•	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;

•	voting rights, if any, of the preferred stock;

•	preemptive rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

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any limitations on the issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. Pursuant to the terms of our Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series B Convertible Preferred Stock, we are prohibited from issuing debt without the prior written consent of the preferred stockholders. While the terms we have summarized below will apply generally to any debt securities that we may offer under this prospectus, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms described below. Unless the context requires otherwise, whenever we refer to the indentures, we also are referring to any supplemental indentures that specify the terms of a particular series of debt securities.

We will issue the senior debt securities under the senior indenture that we will enter into with the trustee named in the senior indenture. We will issue the subordinated debt securities under the subordinated indenture that we will enter into with the trustee named in the subordinated indenture. The indentures will be qualified under the Trust Indenture Act of 1939. We use the term “debenture trustee” to refer to either the trustee under the senior indenture or the trustee under the subordinated indenture, as applicable. We have filed forms of indentures to the registration statement of which this prospectus is a part, and supplemental indentures and forms of debt securities containing the terms of the debt securities being offered will be filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports that we file with the Commission.

The following summaries of material provisions of the senior debt securities, the subordinated debt securities and the indentures are subject to, and qualified in their entirety by reference to, all of the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements and any related free writing prospectuses related to the debt securities that we may offer under this prospectus, as well as the complete indentures that contains the terms of the debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

General

We will describe in the applicable prospectus supplement the terms of the series of debt securities being offered, including:

•	the title;

•	whether or not such debt securities are guaranteed by our subsidiaries or other entities;

•	the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, the terms and who the depositary will be;

•	the maturity date;

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whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

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the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

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the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemption provisions;

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the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	whether the indenture will restrict our ability and/or the ability of our subsidiaries to:

•	incur additional indebtedness;

•	issue additional securities;

•	create liens;

•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders and affiliates;

•	issue or sell stock of our subsidiaries; or

•	effect a consolidation or merger;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of any material United States federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	provisions for a sinking fund purchase or other analogous fund, if any;

•	the applicability of the provisions in the indenture on discharge;

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whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency of payment of debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars; and

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any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms that may be required by us or advisable under applicable laws or regulations.

We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our Common Stock or our other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of our Common Stock or our other securities that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the indentures will not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate. If the debt securities are convertible into or exchangeable for our other securities or securities of other entities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities that the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

Events of Default Under the Indenture

Unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, the following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, premium or sinking fund payment, if any, when due and payable and the time for payment has not been extended or delayed;

•
if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for 90 days after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.
If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above occurs with respect to us, the principal amount of and accrued interest, if any, of each issue of debt securities then outstanding shall be due and payable without any notice or other action on the part of the debenture trustee or any holder.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•
subject to its duties under the Trust Indenture Act of 1939, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies only if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•
the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

•
the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to comply with the provisions described above under “Description of Debt Securities — Consolidation, Merger or Sale;”

•	to comply with any requirements of the Commission in connection with the qualification of any indenture under the Trust Indenture Act of 1939;

•
to add to, delete from or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication and delivery of debt securities, as set forth in the indenture;

•
to provide for the issuance of and establish the form and terms and conditions of the debt securities of any series as provided under “Description of Debt Securities — General” to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of debt securities, or to add to the rights of the holders of any series of debt securities;

•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities and to make all appropriate changes for such purpose;

•
to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, and to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default; or

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, unless we provide otherwise in the prospectus supplement applicable to a particular series of debt securities, we and the debenture trustee may make the following changes only with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment, supplement, modification or waiver.
Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	recover excess money held by the debenture trustee;

•	compensate and indemnify the debenture trustee; and

•	appoint any successor trustee.
In order to exercise our rights to be discharged, we must deposit with the debenture trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we provide otherwise in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will impose no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•
issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.
Information Concerning the Debenture Trustee

The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check that we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in the applicable prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities that remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.
Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Subordination of Subordinated Debt Securities

The subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated debt securities that we may issue, nor does it limit us from issuing any other secured or unsecured debt.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of Common Stock, preferred stock and/or debt securities in one or more series. We may issue warrants independently or together with Common Stock, preferred stock and/or debt securities, and the warrants may be attached to or separate from these securities. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. The terms of any warrants offered under a prospectus supplement may differ from the terms described below.

We will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the Commission, the form of warrant agreement, including a form of warrant certificate, that describes the terms of the particular series of warrants we are offering before the issuance of the related series of warrants. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement and warrant certificate applicable to the particular series of warrants that we may offer under this prospectus. We urge you to read the applicable prospectus supplements related to the particular series of warrants that we may offer under this prospectus, as well as any related free writing prospectuses, and the complete warrant agreements and warrant certificates that contain the terms of the warrants.

General

We will describe in the applicable prospectus supplement the terms of the series of warrants being offered, including:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•
in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

•
in the case of warrants to purchase Common Stock or preferred stock, the number of shares of Common Stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreements and the warrants;

•	the terms of any rights to redeem or call the warrants;
•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreements and warrants may be modified;

•	a discussion of any material or special United States federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•
in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•
in the case of warrants to purchase Common Stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Holders of the warrants may exercise the warrants at any time up to the specified time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Governing Law

Unless we provide otherwise in the applicable prospectus supplement, the warrants and warrant agreements will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

DESCRIPTION OF UNITS

We may issue, in one more series, units consisting of Common Stock, preferred stock, debt securities and/or warrants for the purchase of Common Stock, preferred stock and/or debt securities in any combination. While the terms we have summarized below will apply generally to any units that we may offer under this prospectus, we will describe the particular terms of any series of units in more detail in the applicable prospectus supplement. The terms of any units offered under a prospectus supplement may differ from the terms described below.

We will file as exhibits to the registration statement of which this prospectus is a part, or will incorporate by reference from reports that we file with the Commission, the form of unit agreement that describes the terms of the series of units we are offering, and any supplemental agreements, before the issuance of the related series of units. The following summaries of material terms and provisions of the units are subject to, and qualified in their entirety by reference to, all the provisions of the unit agreement and any supplemental agreements applicable to a particular series of units. We urge you to read the applicable prospectus supplements related to the particular series of units that we may offer under this prospectus, as well as any related free writing prospectuses and the complete unit agreement and any supplemental agreements that contain the terms of the units.

General

We will issue each unit so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which we issue a unit may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units being offered, including:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.
The provisions described in this section, as well as those described under “Description of Common Stock,” “Description of Preferred Stock,” “Description of Debt Securities” and “Description of Warrants” will apply to each unit and to any Common stock, preferred stock, debt security or warrant included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in such numerous distinct series as we determine.

Enforceability of Rights by Holders of Units

Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single bank or trust company may act as unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit may, without the consent of the related unit agent or the holder of any other unit, enforce by appropriate legal action its rights as holder under any security included in the unit.

We, and any unit agent and any of their agents, may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary. See “Legal Ownership of Securities” below.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee, depositary or warrant agent maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations For Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security that represents one or any other number of individual securities held by a depositary. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations For Global Securities

The rights of an indirect holder relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•
an investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•
an investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above;

•	an investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•
an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security;

•
we and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security, nor do we or any applicable trustee supervise the depositary in any way;

•
the depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•
financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities.

There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

Unless we provide otherwise in the applicable prospectus supplement, the global security will terminate when the following special situations occur:

•
if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the applicable prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus from time to time. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold. We may sell the securities separately or together: through one or more underwriters in a public offering and sale by them; directly to investors (in those jurisdictions where we are authorized to do so); through agents; or through a combination of any of these methods of sale. We may sell the securities from time to time: in one or more transactions at a fixed price or prices, that may be changed from time to time; at market prices prevailing at the time of sale; at prices related to prevailing market prices; or at negotiated prices. We will describe the method of distribution of the securities and the terms of the offering in the applicable prospectus supplement.

If underwriters are used for the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities. We may grant underwriters who participate in the distribution of securities an option to purchase additional securities in connection with the distribution. Any underwriter or agent involved in the offer and sale of the securities will be named in the related prospectus supplement.

Underwriters may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. We also may, from time to time, authorize dealers, acting as our agents, to offer and sell the securities upon the terms and conditions described in the related prospectus supplement. Underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions, which may be changed from time to time, from the purchasers for whom they may act as agents.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be stated in the related prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the applicable securities laws.

Shares of our Common Stock are quoted on the NYSE MKT. In connection with any offering of securities, the underwriters may purchase and sell securities in the open market and engage in over-allotment transactions, short-covering transactions, penalty bids and stabilizing transactions in accordance with Regulation M under the Exchange Act. Over-allotment involves sales of securities in excess of the offering size of securities to be purchased by the underwriters in an offering, which creates a short position for the underwriters. Short-covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Stabilizing transactions consist of certain bids or purchases of securities made for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the securities being offered. They may also cause the price of the securities being offered to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time. We make no representation as to the direction or magnitude of any affect that such transactions may have on the price of the securities.

Underwriters, dealers and agents may be entitled, under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by such underwriters, dealers or agents related to such civil liabilities.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform other services for us in the ordinary course of business for which they may receive compensation.

VALIDITY OF THE SECURITIES

The validity of the securities offered and to be offered hereby and certain other legal matters will be passed upon for us by McDonald Carano Wilson LLP. Counsel for any underwriter or agent will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

No expert or counsel named in this prospectus as having prepared or certified any part thereof or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of our Common Stock was employed on a contingency basis or had or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in us. Additionally, no such expert or counsel was connected with us as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

10,169,492 Shares

Common Stock

PROSPECTUS SUPPLEMENT
Book-Running Manager
International Assets Advisory, LLC

October 19, 2015